SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 3, 2004


                               CELLCO FINANCE N.V.

                                  Pareraweg 45
                                     Curacao
                              Netherlands Antilles

                    (Address of Principal Executive Offices)
                              ---------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosure:    Report: "Operating and Financial Review and Prospects for the
              Nine-Month Period Ended September 30, 2003"

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004

Overview

         This is the quarterly report for the three-month period ended March 31, 2004 of Cellco Finance N.V. ("Cellco Finance"), a Netherlands Antilles limited liability company ("naamloze vennootschap"). Cellco Finance's sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell Iletisim Hizmetleri A.S. ("Turkcell"), a joint stock company organized and existing under the laws of the Republic of Turkey.

         On July 23, 1998, Cellco Finance issued $300,000,000 of 15% Senior Subordinated Notes due 2005 pursuant to an Indenture dated July 23, 1998 between Cellco Finance and HSBC Bank USA (then known as Marine Midland Bank) (the "1998 Restricted Notes"). On December 22, 1999 Cellco Finance issued $400,000,000 of 12.75% Senior Notes due 2005 pursuant to an Indenture dated December 22, 1999 between Cellco Finance and HSBC Bank USA (the "1999 Restricted Notes"). Each of the 1998 Restricted Notes and 1999 Restricted Notes were offered and sold in private placements to a small number of institutions, which resold those Notes pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act") in transactions outside the United States in reliance on Regulation S under the Securities Act and to "qualified institutional buyers" under Rule 144A under the Securities Act.

         Cellco Finance loaned the proceeds of the 1998 Restricted Notes and the 1999 Restricted Notes to Turkcell pursuant to a Subordinated Credit Agreement dated July 23, 1998 and a Credit Agreement dated December 22, 1999, respectively (such Credit Agreements being collectively herein called the "Credit Agreements").

         Pursuant to a Registration Statement filed with the Securities and the Exchange Commission (the "SEC") and declared effective on October 13, 1999, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1998 Restricted Notes. Pursuant to the exchange offer completed November 22, 1999, $285,036,000 in principal amount of Senior Subordinated Exchange Notes were issued in exchange for a like principal amount of 1998 Restricted Notes (such Senior Subordinated Exchange Notes being herein called the "1998 Exchange Notes"). Pursuant to a Registration Statement filed with the SEC and declared effective on July 10, 2000, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1999 Restricted Notes. Pursuant to the exchange offer completed August 18, 2000, $385,038,000 in principal amount of Senior Exchange Notes were issued in exchange for a like principal amount of 1999 Restricted Notes (such Senior Exchange Notes being herein called the "1999 Exchange Notes" and, together with the 1998 Exchange Notes, "Exchange Notes"; the Exchange Notes, the 1998 Restricted Notes and the 1999 Restricted Notes are collectively referred to as the "Notes"). On October 8, 2003, Cellco Finance announced that the holders of almost 90% in aggregate principal amount of its outstanding 12.75% Senior Notes due 2005 have consented to the proposed redemption of 15% Senior Subordinated Notes due 2005. The redemption price was 103.75% and the redemption was made on November 10, 2003.

         The terms "we," "us," "our" and similar terms refer to Cellco Finance and do not include or refer to Turkcell. We do not control Turkcell. However, because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell and our only significant assets are claims against Turkcell under the Credit Agreements, the success of our business is dependent entirely on the success of Turkcell's business, and our business is subject to all risks and uncertainties to which Turkcell's business is subject.

         The financial information contained in the following discussion and analysis has been prepared and is presented in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the financial statements and related notes as of December 31, 2002 and 2003, and for the years ended December 31, 2001, 2002 and 2003 included in the Cellco

Annual Report for the year ended December 31, 2003, and the financial statements and related notes as of December 31, 2003 and March 31, 2004, and for each of the three-month periods ended March 31, 2003 and 2004 included herein. The information as of and for each of the three-month periods ended March 31, 2003 and 2004 is not audited.

         Certain statements contained below, including information with respect to our plans and strategy for our business, are forward looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties.

Operating Results

         Revenues. Our revenue consists primarily of interest and financing fees from Turkcell paid pursuant to the Credit Agreements. Revenues for the three-month periods ended March 31, 2003 and 2004 amounted to $24,856,000 and $13,285,000, respectively.

         Expenses. Expenses consist primarily of interest paid on the Notes and taxes. Expenses for the three-month periods ended March 31, 2003 and 2004 amounted to $24,856,000 and $13,285,000, respectively.

Critical Accounting Policies

         We have prepared our financials statements assuming we will continue as a going concern; accordingly we have recorded the loans receivable and the related interest income at the full amount receivable from Turkcell. Economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell's business, financial condition and results of operations. Should Turkcell's operating results or the Turkish economy suffer further significant declines it could result in Turkcell lacking the financial resources to repay the loans. If Turkcell were unable to repay the loans then an impairment charge would need to be recorded.

Liquidity and Capital Resources

         We are a special purpose finance vehicle formed to issue debt instruments and lend the proceeds to Turkcell. All of our existing obligations are matched by claims on Turkcell. We do not expect to incur additional indebtedness other than to fund Turkcell's operations, and any such additional indebtedness will be matched by claims on Turkcell.

         At March 31, 2004, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

         The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey. Turkcell has generated positive cash flows from operations for the past years. We have continued to receive timely payments from Turkcell on our Note receivable and we believe that Turkcell will continue to be able to service its debt on a timely basis.

         According to the 1999 Indenture, we cannot make any principal payments on any of its indebtedness that is subordinated or junior in right of payment to the 1999 Notes prior to any scheduled final maturity.

         The following table illustrates our major contractual obligations as of March 31, 2004.

US$ Million                                               Payments due by period
Contractual Obligations              Total    Less than 1 year   1-3 years   4-5 years   After 5 years
-----------------------              -----    ----------------   ---------   ---------   -------------
Notes payable                        400.0           --             400.0        --            --
                                     -----                          -----
                                     400.0           --             400.0        --            --
                                     =====                          =====

Research and Development, Patents and Licenses

         We have not had any research and development activities for the last three years. We own no patents.

Trend Information

         At March 31, 2004, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

         The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002 and 2003, the Turkish economy remains fragile. The annual inflation rates in Turkey were 29.7% and 18.4% for the years ended December 31, 2002 and 2003, respectively, based on the Turkish consumer price index. Annual inflation rates were 11.8% as of March 31, 2004 and 29.4% for the same period in 2003.

         During 2002 and 2003, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002 and 2003.

         Turkey's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. The economic problems that Turkey may face in 2004 and the future are primarily the current account deficit resulting from the ongoing appreciation of the Turkish Lira against the US dollar, debt sustainability problems due to populist policies, possible easing of 6.5% primary surplus target or not meeting it and a possible increase in interest rates in the United States, which could lead to an outflow of fund from emerging markets. In addition, macroeconomic indicators may be negatively impacted by the political situation in Cyprus and the progress of Turkey's application for accession to the European Union (EU). Furthermore, increased consumer confidence and wages may result in an increase in inflation. Inflation and the level of government debt may also increase as a result of populist economic policies carried out by the government. On the other hand, tight monetary and fiscal policies may lead to decrease in investment spending which will also lead to a lower GDP ratio and employment rate. Government's GDP target is 5% for 2004 which is also forecasted by Turkcell. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulties in Turkey.

Off-Balance Sheet Arrangements

         There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations


         The following table illustrates our major contractual obligations as of March 31, 2004.

US$ Million                                               Payments due by period
Contractual Obligations              Total    Less than 1 year   1-3 years   4-5 years   After 5 years
-----------------------              -----    ----------------   ---------   ---------   -------------
Notes payable                        400.0           --             400.0        --            --
                                     -----                          -----
                                     400.0           --             400.0        --            --
                                     =====                          =====

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk Management

         The fair value of the 1999 Notes decreased from $446.0 million at December 31, 2003 to $442.5 million at March 31, 2004.

         The following table sets forth as at December 31, 2003 and March 31, 2004 the principal and maturities of our indebtedness that are sensitive to foreign currency exchange rate fluctuations:

                                    December 31, 2003                             March 31, 2004
                           Carrying amount       Fair value              Carrying amount      Fair value
                                  $                  $                          $                 $
                            (in millions)       (in millions)             (in millions)      (in millions)
Financial instrument
1999 Notes                      400.0              446.0                     400.0               442.5

Expected future maturities as of March 31, 2004, for each of the next two years are set forth in the following table:

                     2004              2005              Total
                     ----              ----              -----
                         (in millions of US Dollars)

1999 Notes            --              400.0              400.0

Interest Rate Risk Management

The following table sets forth as at December 31, 2003 and March 31, 2004 the principal and maturities of our indebtedness that are sensitive to interest rate fluctuations:

                                    December 31, 2003                             March 31, 2004
                           Carrying amount       Fair value              Carrying amount      Fair value
                                  $                  $                          $                 $
                            (in millions)       (in millions)             (in millions)      (in millions)
Financial instrument
1999 Notes                      400.0              446.0                     400.0               442.5

Expected future maturities as of March 31, 2004, for each of the next two years are set forth in the following table:

                     2004              2005              Total
                     ----              ----              -----
                         (in millions of US Dollars)

1999 Notes            --               400.0             400.0

Table of contents

Financial statements
Balance sheets at December 31, 2003 and March 31, 2004 (unaudited)            1

Statements of operations for the three-month periods ended
March 31, 2003 and 2004 (unaudited)                                           2

Statements of cash flows for the three-month periods ended
March 31, 2003 and 2004 (unaudited)                                           3

Notes to the financial statements as of December 31, 2003
and March 31, 2004 (unaudited), and for the three month periods ended
March 31, 2003 and 2004 (unaudited)                                        4 - 9

Cellco Finance N.V.
Balance sheets at December 31, 2003
and March 31, 2004 (unaudited)

----------------------------------------------------------------------------------------------
                                                                December 31,        March 31,
Assets                                                               2003             2004
                                                                                   (unaudited)
-----------------------------------------------------------     ------------       -----------
(in thousands of US dollars)

Current assets
Cash and cash equivalents (note 4)                                         3                 3
Accrued interest receivable (note 5)                                  21,250             8,500
Deferred financing costs (notes 3 and 5)                               1,247             2,139
Other current assets and receivables                                     352               380
                                                                ------------       -----------
Total current assets                                                  22,852            11,022

Loans receivable (notes 4 and 5)                                     400,000           400,000

Deferred financing costs (notes 3 and 5)                               2,139               712
                                                                ------------       -----------
                                                                     424,991           411,734
                                                                ============       ===========

----------------------------------------------------------------------------------------------
                                                                December 31,        March 31,
Liabilities and shareholders' equity                                 2003             2004
                                                                                   (unaudited)
-----------------------------------------------------------     ------------       -----------
(in thousands of US dollars, except share data)

Current liabilities
Accrued interest payable (note 5)                                     21,250             8,500
Taxes payable (notes 3 and 6)                                            343               371
                                                                ------------       -----------
Unearned financing fee income (notes 3 and 5)                          1,247             2,139
Total current liabilities                                             22,840            11,010

Notes payable (notes 4 and 5)                                        400,000           400,000

Unearned financing fee income (notes 3 and 5)                          2,139               712

Shareholders' equity
Common stock
Par value US$1.00; authorized 60,000, issued and paid                     12                12
12,000 shares (note 1)
Retained earnings                                                          -                 -
                                                                ------------       -----------
Total shareholders' equity                                                12                12
                                                                ------------       -----------
                                                                     424,991           411,734
                                                                ============       ===========

               See accompanying notes to the financial statements.

Cellco Finance N.V.
Statements of operations for the three-month periods ended March 31, 2003 and 2004 (unaudited)

---------------------------------------------------------------------------------------------
                                                                 Three months ended March 31,
                                                                    2003               2004
---------------------------------------------------------        ---------          ---------
(in thousands of US dollars, except share data)                          (unaudited)
Revenue
Interest income (notes 3 and 5)                                     24,000             12,750
Financing fee income (notes 3 and 5)                                   856                535
                                                                 ---------          ---------
Total revenue                                                       24,856             13,285

Expenses
Interest expense (notes 3 and 5)                                   (24,000)           (12,750)
Financing cost (notes 3 and 5)                                        (856)              (535)
Operating and other expenses re-charged (note 1)                        38                 27
                                                                 ---------          ---------
Income before taxes                                                     38                 27

Taxes on income (notes 3 and 6)                                        (38)               (27)
                                                                 ---------          ---------
Net income                                                               -                  -
                                                                 =========          =========
Basic and diluted earnings per common share                              -                  -
                                                                 =========          =========
Weighted average number of common shares outstanding                12,000             12,000
                                                                 =========          =========


               See accompanying notes to the financial statements.

Cellco Finance N.V.
Statements of cash flows for the three-month periods ended March 31, 2003 and 2004 (unaudited)

-----------------------------------------------------------------------------------------
                                                         Three months ended March 31,
                                                            2003              2004
-------------------------------------------------        ---------         ---------
(in thousands of US dollars)                                      (unaudited)

Cash flows from operating activities:
Net income                                                       -                 -

Changes in assets and liabilities:
Accrued interest receivable                                 24,000            12,750
Other current assets and receivables                           (38)              (28)
Accrued interest payable                                   (24,000)          (12,750)
Accrued income taxes                                            38                28
                                                         ---------         ---------
Net cash used in operating activities                            -                 -


Cash flows from financing activities:
Deferred financing costs                                       856               535
Unearned financing fees                                       (856)             (535)
                                                         ---------         ---------
Net cash provided by financing activities                        -                 -
                                                         ---------         ---------

Net increase in cash and cash equivalents                        -                 -

Cash and cash equivalents at the beginning of period             3                 3
                                                         ---------         ---------
Cash and cash equivalents at the end of period                   3                 3
                                                         =========         =========
Supplemental cash flow information:
Interest paid                                               48,000            25,500
Taxes paid                                                       -                 -

               See accompanying notes to the financial statements.

         Cellco Finance N.V.

         Notes to the financial statements
         As of December 31, 2003 and March 31, 2004 (unaudited) and for the three-month periods ended March 31, 2003 and 2004 (unaudited)

(1)      Activities and ownership

         Cellco Finance N.V. (the "Company") was incorporated on January 27, 1998 as a limited liability company under the laws of the Netherlands Antilles. The Company has its registered office at Pareraweg 45, Curacao, the Netherlands Antilles, and is registered with the trade register of the Chamber of Commerce and Industry in Curacao. The authorized share capital of the Company is divided into 60,000 ordinary shares with a par value of one US Dollar each, of which 12,000 fully-paid shares have been issued. The sole shareholder is Cellco Stichting, a stichting, or foundation, organized under the laws of the Netherlands Antilles (the "Foundation"). The sole beneficiary of the Foundation is a Netherlands Antilles charitable foundation. The Foundation has a single member board of directors, consisting of Amicorp Curacao N.V., a Netherlands Antilles trust company (the "Trust Company"). The Company is managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. The Trust Company is also the sole managing director. The Company has no officers, the managing director carries out the functions of the executive officers, consistent with the Netherlands Antilles law.

         The Company was formed for the purpose of issuing debt securities and lending the proceeds thereof to Turkcell Iletisim Hizmetleri A.S. ("Turkcell"). The Company issued $300,000,000 15% Senior Subordinated Notes (the "Senior Subordinated Notes") due 2005 (which was redeemed on November 10, 2003) and $400,000,000 12.75% Senior Notes (the "Senior Notes") due 2005, and entered into Issuer Credit Agreements with Turkcell, under which the proceeds of these Notes were loaned to Turkcell. The Company has conducted no operations since it was established other than the issuance of these Notes and will have no subsidiaries or significant business activities and is not expected to produce any revenues except payments received from Turkcell under the Issuer Credit Agreements and under any similar agreements which may be required upon any additional debt issuances. Pursuant to the Issuer Credit Agreements, any operating and other expenses of the Company are payable by Turkcell.

         Shareholders' equity consists of the following at December 31, 2003 and March 31, 2004 (amounts in thousands, except share data):

         ----------------------------------------------------------------------------------------------------------------
                                                                                     Common stock             Total
                                                                               --------------------------
                                                                                  Shares       Amount     shareholders'
                                                                                                             equity
         ----------------------------------------------------------------------------------------------------------------
         (in thousands of US dollars, except share data)

                                                                               ------------------------------------------
         Balance at December 31,  2003 and  March 31, 2004 (unaudited)              12,000        12            12
                                                                               ------------------------------------------

         The Company had no comprehensive income for the three months ended March 31, 2003 and 2004 (unaudited).

(2)      Basis of preparation of financial statements

         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's year-end is December 31. These financial statements cover the three month-period ended March 31, 2004. The comparative figures for 2003 in the statements of operations and cash flows cover the three month-period ended March 31, 2003.

         The financial statements and related notes for the three month periods ended March 31, 2003 and 2004 are unaudited and in the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year or any other interim period.

         At March 31, 2004, substantially all of the Company's assets represent amounts receivable from Turkcell. The Company's results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

         The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002 and 2003, the Turkish economy remains fragile. The annual inflation rates in Turkey were 29.7% and 18.4% for the years ended December 31, 2002 and 2003, respectively, based on the Turkish consumer price index. Annual inflation rates were 11.8% as of March 31, 2004 and 29.4% for the same period in 2003.

         During 2002 and 2003, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002 and 2003.

         Turkey's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. The economic problems that Turkey may face in 2004 and the future are primarily the current account deficit resulting from the ongoing appreciation of the Turkish Lira against the US dollar, debt sustainability problems due to populist policies, possible easing of 6.5% primary surplus target or not meeting it and a possible increase in interest rates in the United States, which could lead to an outflow of fund from emerging markets. In addition, macroeconomic indicators may be negatively impacted by the political situation in Cyprus and the progress of Turkey's application for accession to the European Union (EU). Furthermore, increased consumer confidence and wages may result in an increase in inflation. Inflation and the level of government debt may also increase as a result of populist economic policies carried out by the government. On the other hand, tight monetary and fiscal policies may lead to decrease in investment spending which will also lead to a lower GDP ratio and employment rate. Government's GDP target is 5% for 2004 which is also forecasted by Turkcell. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulties in Turkey.


         The Company has continued to receive timely payments from Turkcell on its Note receivable and believes that Turkcell will continue to be able to service its debt on a timely basis.

(3)      Summary of significant accounting policies

         Significant accounting policies followed in the preparation of the financial statements referred to above are set out below:

         (a)  Revenue and expense recognition
         The accrual basis of accounting is followed for the recognition of revenue and expenses.

         (b)  Deferred financing cost and unearned financing fees
         Financing costs incurred in connection with the issuance of the Notes, which were recharged by the Company to Turkcell, are deferred and are amortized over the terms of the Notes as an adjustment to financing fee income and financing costs. Other costs relating to the issuance of the Notes are paid directly by Turkcell.

         (c)  Income taxes
         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (d)  Earnings per share
         The Company adopted SFAS No. 128, "Earnings Per Share". In accordance with this statement, basic earnings per share is computed by dividing net earnings by the weighted averaged number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share, as the Company has no common stock equivalents.

         (e)  Foreign currency transactions
         Transactions denominated in currencies other than US Dollar are recorded at the exchange rates prevailing at the date of the transactions. Assets and liabilities denominated in currencies other than US Dollar are converted into US Dollar at the exchange rates ruling at the balance sheet date with the resulting exchange differences recognized in the determination of income.

(4)      Fair value of financial instruments

         The Company's financial instruments consist of cash and cash equivalents, loans receivable and notes payable.

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         Cash and cash equivalents
         The carrying amounts approximate fair value because of the short maturity of those instruments.

         Loans receivable and notes payable
         The fair values of loans receivable and notes are estimated based on the quoted market prices.

         The estimated fair values of the Company's financial instruments are as follows:

         -------------------------------------------------------------------------------------------
                                                         December 31, 2003        March 31, 2004
                                                                                    (unaudited)
                                                       ---------------------  ----------------------
                                                        Carrying        Fair    Carrying        Fair
                                                          amount       value      amount       Value
         -------------------------------------------------------   ---------  ----------  ----------
         (in thousands of US dollars)
         Cash and cash equivalents                             3           3           3           3
         Loans receivable                                400,000     446,000     400,000     442,500
         Notes payable                                   400,000     446,000     400,000     442,500

(5) Loans receivable, accrued interest receivable, notes payable and accrued interest payable

         12 3/4% Senior Notes due 2005

         The Company issued $400,000,000 aggregate principal amount of 12 3/4% Senior Notes due 2005 on December 22, 1999.

         Under an Issuer Credit Agreement dated December 22, 1999, the Company has loaned to Turkcell US$400,000,000 net of financing fees.

         Turkcell and the Company have agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they will file a registration statement to register exchange offer under the Securities Act of 1933 for 12 3/4% Senior Notes of the Company (the "Senior Notes"). A registration statement for the exchange offer was declared effective on July 11, 2000 and completed on August 14, 2000.

         Principal, maturity and interest:
         The Senior Notes are limited in aggregate amount to $500,000,000, $400,000,000 of which was issued in the offering, and $100,000,000 of which may be offered from time to time in the future. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes. The Senior Notes mature at par on August 1, 2005.

         Interest accrues at the rate of 12 3/4% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the registered holders at the close of business on the preceding January 15 and July 15.

         Redemption:
         The Senior Notes may be redeemed, in whole, at the Company's option, upon 30 to 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations there under) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein.

         Security:
         The payment of all obligations under the Issuer Credit Agreement dated December 22, 1999 is senior in right of payment to the prior payment of all obligations on subordinated indebtedness of Turkcell.

         Covenants:
         The governing Indenture contains certain customary covenants that limit the ability of the Company and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends, undergo a change in control, or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or the Company.

(6)      Taxes on income

         The Company is subject to taxation in the Netherlands Antilles based on the Profit Tax Ordinance and a tax ruling obtained from the Tax Inspector of Netherlands Antilles. In accordance with such tax ruling, the Company's taxable income is equal to 1% of the average daily principal amount of the notes outstanding during the period. A rate of 0.5% is applicable for average daily principal amount of notes outstanding in excess of $80,000,000.

(7)      Management agreement

         On January 27, 1998, the Company signed a management agreement with Amicorp Curacao N.V., a Netherlands Antilles trust company. Under this agreement, Amicorp Curacao N.V. shall be managing director of the Company and will be responsible for the operations of the Company.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                    CELLCO FINANCE N.V.
                                                    By: Amicorp Curacao N.V.
                                                    Managing Director


                                                    By: /s/ XANDER R.M. ARTS
                                                        --------------------

                                                    Name:  Xander R.M. Arts
                                                    Title: Managing Director



Dated: October 3, 2004